                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
 RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2
                              (AMENDMENT NO. 14)*

                              SKECHERS U.S.A., INC.
                                (Name of Issuer)

                              CLASS A COMMON STOCK
                         (Title of Class of Securities)

                                   830566 10 5
                                 (CUSIP Number)

                                December 31, 2014
            (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [ ]  Rule 13d-1(c)

     [x]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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---------------------                                         ------------------
CUSIP NO. 830566 10 5                   13G                   PAGE 2 OF 10 PAGES
---------------------                                         ------------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

     Robert Greenberg

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ]
                                                                         (b) [ ]

     Inapplicable

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

--------------------------------------------------------------------------------
               5   SOLE VOTING POWER

                   89,231
               -----------------------------------------------------------------
  NUMBER OF    6   SHARED VOTING POWER
   SHARES
BENEFICIALLY       4,061,748(1)
  OWNED BY     -----------------------------------------------------------------
    EACH       7   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON          0
    WITH       -----------------------------------------------------------------
               8   SHARED DISPOSITIVE POWER

                   4,061,748(1)
--------------------------------------------------------------------------------

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     89,231 shares of Class A Common Stock held by the reporting person are currently votable and 4,061,748 shares of Class B Common Stock that are convertible at any time upon request of the reporting person on a share for share basis into Class A Common Stock

--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                      [ ]

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.1%(2)

--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

(1) Represents 4,061,748 shares of Class B Common Stock held by the Greenberg Family Trust that may be deemed to be beneficially owned by Mr. and Mrs. Greenberg as a result of their positions as co-trustees of the Greenberg Family Trust.

(2) Based on 41,538,876 shares of Class A Common Stock outstanding as of December 31, 2014 and 4,061,748 shares of Class B Common Stock beneficially owned by Mr. Greenberg that may be converted at any time into shares of Class A Common Stock. Mr. Greenberg beneficially owns 38.8% of the Class B Common Stock, which is based on 10,469,918 shares of Class B Common Stock outstanding as of December 31, 2014. Mr. Greenberg beneficially owns 8.0% of the aggregate amount of Class A and Class B Common Stock outstanding as of December 31, 2014. Each share of Class B Common Stock is entitled to 10 votes and each share of Class A Common Stock is entitled to one vote. Based on the aggregate amount of Class A and Class B Common Stock outstanding as of December 31, 2014, Mr. Greenberg beneficially owns 27.8% of the combined voting power of the Issuer's capital stock.


                                       2

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CUSIP NO. 830566 10 5                   13G                   PAGE 3 OF 10 PAGES
---------------------                                         ------------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

     M. Susan Greenberg

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ]
                                                                         (b) [ ]

     Inapplicable

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

--------------------------------------------------------------------------------
               5   SOLE VOTING POWER

                   0
               -----------------------------------------------------------------
  NUMBER OF    6   SHARED VOTING POWER
   SHARES
BENEFICIALLY       4,061,748(1)
  OWNED BY     -----------------------------------------------------------------
    EACH       7   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON          0
    WITH       -----------------------------------------------------------------
               8   SHARED DISPOSITIVE POWER

                   4,061,748(1)
--------------------------------------------------------------------------------

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,061,748 shares of Class B Common Stock are convertible at any time upon request of the reporting person on a share for share basis into Class A Common Stock

--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                      [ ]

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.9%(2)

--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

(1) Represents 4,061,748 shares of Class B Common Stock held by the Greenberg Family Trust that may be deemed to be beneficially owned by Mr. and Mrs. Greenberg as a result of their positions as co-trustees of the Greenberg Family Trust.

(2) Based on 41,538,876 shares of Class A Common Stock outstanding as of December 31, 2014 and 4,061,748 shares of Class B Common Stock beneficially owned by M. Susan Greenberg that may be converted at any time into shares of Class A Common Stock. Mrs. Greenberg beneficially owns 38.8% of the Class B Common Stock, which is based on 10,469,918 shares of Class B Common Stock outstanding as of December 31, 2014. Mrs. Greenberg beneficially owns 7.8% of the aggregate amount of Class A and Class B Common Stock outstanding as of December 31, 2014. Each share of Class B Common Stock is entitled to 10 votes and each share of Class A Common Stock is entitled to one vote. Based on the aggregate amount of Class A and Class B Common Stock outstanding as of December 31, 2014, Mrs. Greenberg beneficially owns 27.8% of the combined voting power of the Issuer's capital stock.


                                       3

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CUSIP NO. 830566 10 5                   13G                   PAGE 4 OF 10 PAGES
---------------------                                         ------------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

     The Greenberg Family Trust

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ]
                                                                         (b) [ ]

     Inapplicable

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     California

--------------------------------------------------------------------------------
               5   SOLE VOTING POWER

                   4,061,748
               -----------------------------------------------------------------
  NUMBER OF    6   SHARED VOTING POWER
   SHARES
BENEFICIALLY       0
  OWNED BY     -----------------------------------------------------------------
    EACH       7   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON          4,061,748
    WITH       -----------------------------------------------------------------
               8   SHARED DISPOSITIVE POWER

                   0
--------------------------------------------------------------------------------

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,061,748 shares of Class B Common Stock are convertible at any time upon request of the reporting person on a share for share basis into Class A Common Stock

--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                      [ ]

     Inapplicable

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.9%(1)

--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------

(1) Based on 41,538,876 shares of Class A Common Stock outstanding as of December 31, 2014 and 4,061,748 shares of Class B Common Stock held by the Greenberg Family Trust that may be converted at any time into shares of Class A Common Stock. The Greenberg Family Trust holds 38.8% of the Class B Common Stock which is based on 10,469,918 shares of Class B Common Stock outstanding as of December 31, 2014. The Greenberg Family Trust holds 7.8% of the aggregate amount of Class A and Class B Common Stock outstanding as of December 31, 2014. Each share of Class B Common Stock is entitled to 10 votes and each share of Class A Common Stock is entitled to one vote. Based on the aggregate amount of Class A and Class B Common Stock outstanding as of December 31, 2014, the Greenberg Family Trust holds 27.8% of the combined voting power of the Company's capital stock.


                                       4

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---------------------                                         ------------------
CUSIP NO. 830566 10 5                   13G                   PAGE 5 OF 10 PAGES
---------------------                                         ------------------


ITEM 1.

    (a)  NAME OF ISSUER

         Skechers U.S.A., Inc.

    (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

         228 Manhattan Beach Blvd.
         Manhattan Beach, CA 90266

ITEM 2.

    (a)  NAMES OF PERSON FILING

         Robert Greenberg
         M. Susan Greenberg
         The Greenberg Family Trust

    (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

         c/o Skechers U.S.A., Inc.
         228 Manhattan Beach Blvd.
         Manhattan Beach, California 90266.

    (c)  CITIZENSHIP

         Robert Greenberg             United States
         M. Susan Greenberg           United States
         The Greenberg Family Trust   California

    (d)  TITLE OF CLASS OF SECURITIES

         Class A Common Stock, $.001 par value. Shares of Class A Common Stock are represented by shares of Class B Common Stock, which are not registered under Section 12 of the Securities Exchange Act of 1934 (the "Act"), but are immediately convertible into an equal number of shares of Class A Common Stock, $.001 par value, of Skechers U.S.A., Inc. The Class A Common Stock is registered under Section 12 of the Act.

    (e)  CUSIP NUMBER

         830566 10 5

ITEM 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

    (a)  [ ] Broker or Dealer registered under Section 15 of the Act

    (b)  [ ] Bank as defined in section 3(a)(6) of the Act

    (c)  [ ] Insurance Company as defined in section 3(a)(19) of the act

    (d) [ ] Investment Company registered under section 8 of the Investment Company Act

    (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

    (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-l(b)(l)(ii)(F)

    (g)  [ ] Parent Holding Company, in accordance with Section
         240.13d-l(b)(ii)(G) (Note: See Item 7)

    (h)  [ ] Group, in accordance with Section 240.13d-l(b)(l)(ii)(J)


                                       5

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CUSIP NO. 830566 10 5                   13G                   PAGE 6 OF 10 PAGES
---------------------                                         ------------------


ITEM 4. OWNERSHIP

    (a)  AMOUNT BENEFICIALLY OWNED

         Robert Greenberg             4,150,979(1)
         M. Susan Greenberg           4,061,748(1)
         The Greenberg Family Trust   4,061,748

    (b)  PERCENT OF CLASS

         Robert Greenberg             9.1%(2)
         M. Susan Greenberg           8.9%(2)
         The Greenberg Family Trust   8.9%(2)

    (c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

         (i)   SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

               Robert Greenberg                 89,231
               M. Susan Greenberg                    0
               The Greenberg Family Trust    4,061,748

         (ii)  SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

               Robert Greenberg              4,061,748(1)
               M. Susan Greenberg            4,061,748(1)
               The Greenberg Family Trust            0

         (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

               Robert Greenberg                      0
               M. Susan Greenberg                    0
               The Greenberg Family Trust    4,061,748

         (iv)  SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

               Robert Greenberg              4,061,748(1)
               M. Susan Greenberg            4,061,748(1)
               The Greenberg Family Trust            0

----------

(1) Includes 4,061,748 shares of Class B Common Stock held by the Greenberg Family Trust that may be deemed to be beneficially owned by Mr. and Mrs. Greenberg as a result of their positions as co-trustees of the Greenberg Family Trust.

(2) The shares of Class A Common Stock beneficially owned by Mr. Greenberg, Mrs. Greenberg and the Greenberg Family Trust represent the noted percentages of such class, if the shares of Class B Common Stock beneficially owned by each of Mr. and Mrs. Greenberg and the Greenberg Family Trust were converted into shares of Class A Common Stock.
     Mr. Greenberg beneficially owns 8.0% of the total outstanding shares of Class A and Class B Common Stock, each of Mrs. Greenberg and the Greenberg Family Trust beneficially owns 7.8% of the total outstanding shares of Class A and Class B Common Stock, and each of them beneficially owns 27.8% of the combined voting power of the Company's capital stock.


                                       6

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CUSIP NO. 830566 10 5                   13G                   PAGE 7 OF 10 PAGES
---------------------                                         ------------------


ITEM 5. OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS

   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of security, check the following [ ].

ITEM 6. OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON

   Inapplicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITIES BEING REPORTED ON BY THE PARENT HOLDING COMPANY

   Inapplicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

   Inapplicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

   Inapplicable.

ITEM 10. CERTIFICATION

   Inapplicable.


                                       7

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---------------------                                         ------------------
CUSIP NO. 830566 10 5                   13G                   PAGE 8 OF 10 PAGES
---------------------                                         ------------------


                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2015


                                        Signature: /s/ Robert Greenberg
                                                   -----------------------------
                                        Name: Robert Greenberg


                                        Signature: /s/ M. Susan Greenberg
                                                   -----------------------------
                                        Name: M. Susan Greenberg


                                        THE GREENBERG FAMILY TRUST


                                        Signature: /s/ Robert Greenberg
                                                   -----------------------------
                                        Name: Robert Greenberg, as Co-Trustee


                                        Signature: /s/ M. Susan Greenberg
                                                   -----------------------------
                                        Name: M. Susan Greenberg, as Co-Trustee

     ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

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CUSIP NO. 830566 10 5                   13G                   PAGE 9 OF 10 PAGES
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                                  EXHIBIT INDEX

EXHIBIT NO.                              DESCRIPTION
-----------                              -----------
    99.1      Agreement pursuant to Rule 13d-1(k)(1)(iii) concerning Joint
              Schedule 13G Filing